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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 71

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Skywalk, U.S. Bank Building

(No. and Street)

Spokane, WA 99201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom McDonald   509-624-3174

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Steve Larson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Richards, Merrill & Peterson, Inc._____, as of ___December 31_____, 20_05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____   _____
                                                                              Signature

                                                                              President
                                                                              _____
                                                                              Title

Tom McDonald
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Richards, Merrill & Peterson, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented on pages 9 through 11 contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
January 13, 2006

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

Offices in
Principal Cities of
Washington, Oregon
and California

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2005
Cash	$ 938,723
Cash segregated under federal regulations	150,119
Receivable from customers	24,777
Receivable from broker dealers	32,200
Dividends and interest receivable	25,325
Furniture and equipment, at cost, less accumulated depreciation of $237,122	64,774
Other assets	32,007
TOTAL ASSETS	**$ 1,267,925**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	December 31, 2005
Payable to customers	$ 159,221
Accounts payable and accrued liabilities	18,730
Due to brokers	6,195
Federal income tax, deferred	11,442
TOTAL LIABILITIES	**195,588**

STOCKHOLDERS' EQUITY

Common stock $1 par value; 50,000 shares authorized; 1,155 shares issued and outstanding	1,155
Additional paid-in capital	136,133
Accumulated retained earnings	935,049
TOTAL EQUITY	**1,072,337**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,267,925**

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2005
REVENUES	
Fee income	$ 348,300
Commission income	1,995,837
Trading gains	12,643
	2,356,780
EXPENSES	
Commissions	1,197,830
Employee compensation	464,565
Occupancy	94,594
Taxes other than income taxes	36,227
Communications	61,820
Other operating expenses	432,183
	2,287,219
Income from operations	69,561
OTHER INCOME	
Interest and dividends earned	4,631
Other	8,105
	12,736
Income before income tax	82,297
Income tax expense	
Current	11,386
Deferred	4,942
	16,328
NET INCOME	$ 65,969

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,155	$ 136,133	$ 869,080	$ 1,006,368
Net income	-	-	65,969	65,969
Balance, end of year	$ 1,155	$ 136,133	$ 935,049	$ 1,072,337

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 65,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash segregated under federal regulations	17,862
Depreciation	(24,609)
Change in assets and liabilities	
Receivable from customers	158,026
Dividends and interest receivable	(57,525)
Federal income tax receivable	2,059
Other assets	(12,241)
Payable to customers	121,409
Accounts payable and accrued liabilities	2,730
Due to brokers	(37,102)
Dividends and interest payable	(1,696)
Federal income tax, deferred	4,942
Net cash provided by operating activities	239,824
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	4,078
Net cash provided by investing activities	4,078
NET CHANGE IN CASH	243,902
Cash, beginning of year	694,821
Cash, end of year	$ 938,723
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Income taxes	$ 5,942

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Organization:
Richards, Merrill & Peterson, Inc. (the Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD).

Summary of significant accounting policies:
- Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2005, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

- Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of 5 to 7 years. Depreciation expense for the year ended December 31, 2005, was $24,609.

- Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

- The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The SEC also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2005, the Company had net capital of $975,511, which was $725,511 in excess of its total Rule 15c3-1 required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.189 to 1.

The Company is also subject to the Depository Trust Company and the National Securities Clearing Corporation $500,000 capital requirement. At December 31, 2005, the Company exceeded this requirement by $475,511.

Note 3 - Cash Segregated Under Federal Regulations

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $150,119 has been segregated in a special reserve bank account for the benefit of customers.

Note 4 - Securities Owned

The Company did not own any securities at December 31, 2005.

Note 5 - Line of Credit

The Company has available a $ 1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate which averaged 6.19% for 2005. The agreement expires March 31, 2006. No borrowings were outstanding at December 31, 2005.

Note 6 - Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2005, the Company contributed $45,733.

Note 7 - Concentration of Credit Risk

In the normal course of business the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks. Risk is minimized by Regulation T of the NASD, Rules of Fair Practice.

Note 7 - Concentration of Credit Risk (Continued)

The Company places its cash with high credit quality institutions. The amount on deposit fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk.

Note 8 - Lease Agreement

The Company is leasing office space on a month-to-month basis. Monthly rental expense was $5,795 until June 30, 2005, and $5,997 thereafter.

Note 9 - Income Taxes

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The components of income tax expense consist of the following:

Current tax expense	$	11,386
Deferred tax expense		4,942
INCOME TAX EXPENSE	$	16,328

The deferred tax liability at December 31, 2005, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability:		
Depreciation	$	11,442

The effective tax rate differs from the statutory federal rate for the year presented as follows:

Federal income tax at statutory rates	$	15,574
Effect of permanent differences		2,428
Other		(1,674)
INCOME TAX EXPENSE	$	16,328

SUPPLEMENTAL INFORMATION

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	December 31, 2005
NET CAPITAL	
Total stockholders' equity	$ 1,072,337
Deduct nonallowable assets	96,826
NET CAPITAL	$ 975,511
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 195,588
Deduct deferred federal income tax	11,442
TOTAL AGGREGATE INDEBTEDNESS	$ 184,146
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 975,511
Minimum net capital required	250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 725,511
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	18.9%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2005, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$	159,221
Dividend and interest payable		-
Customers' securities failed to receive		6,195
TOTAL CREDITS	$	165,416

DEBIT BALANCES

Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection	$	82,010

RESERVE COMPUTATION

Excess of total debits over total credits (credits over debits)	$	(83,406)
Required deposit		None
NET AMOUNT IN RESERVE BANK ACCOUNT	$	150,119

The computation of reserve requirements pursuant to SEC Rule 15c3-3 as of December 31, 2005, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   Amount   None

   Number of items   None

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

   Amount   None

   Number of items   None

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Richards, Merrill & Peterson, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

Offices in
Principal Cities of
Washington, Oregon
and California

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
January 13, 2006

13